Financial Statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)

Three months ended March 31, 2007 and 2006 (unaudited)

(Expressed in Canadian dollars)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian dollars - unaudited)

	March 31, 2007	December 31, 2006

Assets
Current assets:
Cash and cash equivalents	$104,774,787	$40,391,913
Marketable securities (Note 3)	-	3,536,397
Accounts receivable and other	730,782	696,975
Due from related party	64,703	88,154
	105,570,272	44,713,439
Long-term investments (Note 4)	4,711,821	1,330,994
Investment in Aurora Energy Resources Inc. (Note 5)	36,614,954	37,508,155
Equipment	371,951	308,581
Exploration properties and deferred exploration
expenditures (Note 6)	18,811,382	18,450,217
	$166,080,380	$102,311,386
Liabilities and Shareholders' Equity

Current liability:
Accounts payable and accrued liabilities	$470,447	$1,375,149
	470,447	1,375,149
Future income taxes	846,728	1,572,172
Shareholders' Equity
Share capital (Note 7)	153,700,754	88,176,082
Contributed surplus	5,249,317	5,484,416
Warrants	-	1,429,041
Accumulated other comprehensive income	2,125,473	-
Retained earnings	3,687,661	4,274,526
	164,763,205	99,364,065
	$166,080,380	$102,311,386
Nature of operations (Note 1)
Subsequent events (Note 10)

The accompanying notes form an integral part of these consolidated interim financial statements.

Approved by the Board of Directors:

"George Bell"	"Jo Mark Zurel"
Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2007	2006

Operating expenses:
Wages and benefits	$362,165	$175,114
Investor relations, promotion and advertising	286,339	266,251
Stock-based compensation	144,367	262,313
Listing and filing fees	133,655	90,270
Office and general	101,418	99,716
Property investigation	81,288	77,168
Legal	64,989	25,470
Rent	31,594	19,515
Amortization	28,765	17,465
Consulting fees	28,663	28,419
Accounting and audit	11,215	12,964
Write-down of exploration properties	-	1,206

Loss from operations	1,274,455	1,075,871

Other income (expenses):
Change in fair value of financial instruments (Note 4)	653,421	-
Interest income	522,015	112,301
Dilution gain	498,787	11,898,243
Foreign exchange gain (loss)	(9,638)	7,119
Loss on sale of marketable securities	(366,143)	-
Equity in loss of Aurora Energy Resources Inc.	(1,391,989)	(2,449,374)

	(93,547)	9,568,289

Net income (loss) before income taxes and discontinued operations	(1,368,002)	8,492,418

Current income tax expense	-	-
Future income tax (recovery)	(225,325)	(1,529,787)

	(225,325)	(1,529,787)

Net income (loss) before discontinued operations	(1,142,677)	10,022,205

Loss from discontinued operations	-	(7,842)

Net income (loss) for the period	$(1,142,677)	$10,014,363

Basic earnings (loss) per common share	$(0.02)	$0.20
Diluted earnings (loss) per common share	$(0.02)	$0.18

Weighted average number of common shares outstanding
Basic	62,795,316	48,975,467
Diluted	65,971,831	54,534,498

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2007	2006

Cash provided (used for):
Operating activities:
Earnings (Loss) for the year before discontinued operations	$(1,142,677)	$10,022,205
Items not affecting cash:
Future income taxes	(225,325)	(1,529,787)
Stock-based compensation	144,367	262,313
Write-down of exploration properties	145	1,206
Amortization	28,765	17,465
Loss on sale of marketable securities	366,143	-
Gain on derviative financial instruments	(653,421)	-
Foreign exchange (gain) loss	9,638	(7,119)
Dilution gain	(498,787)	(11,898,243)
Equity in loss of Aurora	1,391,989	2,449,374
Changes in current assets and liabilities:
Accounts receivable and other	(25,525)	(87,777)
Accounts payable and accrued liabilities	(683,059)	7,503
Amounts due from related parties	23,451	-

Net cash used in operating activities	(1,264,296)	(762,860)

Financing activities:
Issuance of common shares for cash	60,475,000	-
Cash received on exercise of warrants	4,942,743	5,462,159
Cash received on exercise of options	608,795	348,266
Share issue costs	(3,340,181)	-

Net cash provided by financing activities	62,686,357	5,810,425

Investing activities:
Accounts receivable and other	(8,282)	(157,202)
Accounts payable and accrued liabilities	(221,643)	13,437
Purchase of marketable securities	(207,018)	-
Purchase of equipment	(93,967)	(57,827)
Investment in Aurora Energy Resources Inc.	-	(245,957)
Recovery of deferred exploration expenditures	234,534	-
Proceeds from sale of marketable securities	3,841,655	-
Interest in exploration properties and deferred exploration expenditures	(563,853)	(1,451,618)

Net cash provided by (used in) investing activities	2,981,426	(1,899,167)

Cash flows from discontinued operations	-	(6,472)

Effect of exchange rate difference on cash and cash equivalents	(20,613)	6,111

Net increase in cash and cash equivalents	64,382,874	3,148,037

Cash and cash equivalents, beginning of period	40,391,913	16,096,933

Cash and cash equivalents, end of period	$104,774,787	$19,244,970

Non-cash investing and financing activities:
Stock-based compensation included in deferred exploration expense	$10,692	$39,282

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares				Accumulated Other		Total
			Contributed		Comprehensive		Shareholders'
	Shares	Amount	Surplus	Warrants	Income	Retained Earnings	Equity
		$	$	$	$	$	$

Balance as at December 31, 2006	60,969,754	88,176,082	5,484,416	1,429,041	-	4,274,526	99,364,065

Adjustment to other comprehensive income for change in
accounting policy, net of future taxes of $142,965 (Note 2)	-	-	-	-	779,389	-	779,389
Adjustment to deficit for changes in accounting policies,
net of future taxes of $101,953 (Note 2)	-	-	-	-	-	555,812	555,812
Balance, as at January 1, 2007 as adjusted	60,969,754	88,176,082	5,484,416	1,429,041	779,389	4,830,338	100,699,266

Shares issued for cash	4,100,000	60,475,000	-	-	-	-	60,475,000
Exercise of stock options	401,066	998,952	(390,157)	-	-	-	608,795
Exercise of warrants	1,797,361	6,371,784	-	(1,429,041)	-	-	4,942,743
Recognition of future income tax benefit of share issue costs	-	1,019,117	-	-	-	-	1,019,117
Share issue costs - cash	-	(3,340,181)	-	-	-	-	(3,340,181)
Stock-based compensation	-	-	155,058	-	-	-	155,058
Unrealized gain on long-term investment (Note 4)	-	-	-	-	1,593,000	-	1,593,000
Recognition of future tax liability on long term investment	-	-	-	-	(246,916)	-	(246,916)
Net loss for the period	-	-	-	-	-	(1,142,677)	(1,142,677)

Balance as at March 31, 2007	67,268,181	153,700,754	5,249,317	-	2,125,473	3,687,661	164,763,205

Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars - unaudited)

Three Months
Ended
March 31, 2007

Net loss for the period	$(1,142,677)
Other comprehensive income:
Unrealized gain on long-term investment, net of future income tax of $246,915	1,346,084

Total comprehensive income	$203,407

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007, are recognized by adjusting opening deficit and/or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

-

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

-	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

-	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

-

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

-

Marketable securities are classified as held for trading securities. Such securities are measured at fair value in the consolidated financial statements with all gains or losses included in net earnings in the period in which they arise. Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $464,383 to the carrying value of marketable securities at January 1, 2007, and an increase of $392,404 (net of future income taxes of $71,979) to retained earnings.

-

The Company’s investment in the common shares of Latin American Minerals Inc. (“LAT”) is classified as available-for-sale. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss). Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $922,354 to the carrying value of the Company’s investment in LAT at January 1, 2007, and an opening adjustment of $779,389 (net of future income taxes of $142,965) to accumulated other comprehensive income.

-

In November 2006, the Company received one-half of one common share purchase warrant for each common share purchased of LAT as part of a private placement offering. As at December 31, 2006, no value had been assigned to these warrants. Under the adoption of the new standard, these warrants are considered a derivative financial instrument and consequently are classified as held for trading and are measured at fair value. The fair value of these instruments is measured using the Black-Scholes option pricing model. This change in accounting policy resulted in an increase of $193,382 to the carrying value of the Company’s investment in LAT at January 1, 2007 and an opening adjustment of $163,408 (net of future income taxes of $29,974) to retained earnings.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

3.	MARKETABLE SECURITIES

During the three months ended March 31, 2007, the Company disposed all of marketable securities it held as of December 31, 2006. For accounting purposes, the Company recognized a loss on disposal of $366,143 due to the increase in the cost basis of the securities upon the initial adoption of CICA Handbook section 3855. As at March 31, 2007, the Company holds no marketable securities.

4.	LONG TERM INVESTMENTS

On November 21, 2006, the Company made a strategic investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the TSX Venture Exchange under the symbol ‘LAT’. The Company purchased, as part of a larger private placement, 5,310,000 units offered by LAT at a price of $0.25 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the Company to purchase one common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. As at March 31, 2007, the Company owned 17.6% of the issued and outstanding common shares of LAT. See also Note 10(a).

As described in Note 2, the Company has determined that the share purchase warrants are derivative financial instruments and any change in fair value is included in earnings for the period. The common shares have been designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

	As at March 31, 2007
		Mark-to-Market
	Fair Value	Gain during period
LAT – common shares	$3,717,000	$1,593,000
LAT – share purchase warrants	972,655	653,421

	$4,689,655	$2,246,421

	As at December 31, 2006
		Transitional
	Cost	Adjustment	Fair Value
LAT – common shares	$1,327,500	$796,500	$2,124,000
LAT – share purchase warrants	-	319,234	319,234

	$1,327,500	$1,115,734	$2,443,234

The Company also has investments in other companies for a total cost of $22,166.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

5.	INVESTMENT IN AURORA ENERGY RESOURCES INC.

Effective March 22, 2006, the Company’s ownership interest in Aurora was reduced to 50.2% as a result of Aurora issuing additional common shares to third parties in its initial public offering. Prior to this date, the Company had a joint venture ownership interest that exceeded 50.2%. The Company’s consolidated financial statements for prior periods include the Company’s proportionate share of Aurora’s assets, liabilities, operations and cash flows.

On March 30, 2006, the Company was notified that the Underwriters of Aurora’s IPO would be exercising their over allotment option to purchase an additional 1,041,667 common shares of Aurora, thereby diluting the Company’s ownership to 49.3%. The exercise of the over-allotment option was completed on April 5, 2006. Accordingly, the equity method has been applied to account for the Company’s investment in Aurora from March 22, 2006 onwards.

Under the equity method, the Company’s percentage interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations and deficit as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has also recorded a dilution gain of $498,787 with respect to its investment in Aurora for the period ended March 31, 2007, which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

The Company invested an additional $10,000,002 in a private placement offering in Aurora on October 5, 2006, subscribing for 956,938 common shares at $10.45 per share. As at March 31, 2007, the Company owned 30,947,336 common shares of Aurora or 46.9% of Aurora’s issued and outstanding common shares.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

6.	EXPLORATION PROPERTIES

	Total				Total
	December 31,	Additions	Recoveries	Write-	March 31,
	2006			downs/Transfers	2007
	$	$	$	$	$
TURKEY (Note 6(a))
Agi Dagi	6,809,695	-	-	-	6,809,695
Kirazli	4,025,890	8,355	-	-	4,034,245
Biga	246,999	8,400	-	-	255,399
Pirentepe	1,064,650	9,950	(17,012)	-	1,057,588
Halilaga	772,935	15,118	(53,343)	-	734,710
General Turkey	44,679	40,948	-	-	85,627
Aydin	34,142	688	-	-	34,830
Samli	22,241	101,433	-	-	123,674
Nidge	9,631	1,032	-	-	10,663
Dedidagi	8,517	-	-	-	8,517
TV Tower	36,198	-	-	-	36,198
Recognition of future
income tax liability	1,180,439	19,468	-	-	1,199,907
	14,256,016	205,392	(70,355)	-	14,391,053

MEXICO (Note 6(b))
Agua Grande	8,999	14,834	-	-	23,833
Clara	916,109	221,892	-	-	1,138,001
San Pedro	383,165	44,921	-	-	428,086
	1,308,273	281,647	-	-	1,589,920

YUKON (Note 6(c))
Wernecke Properties	2,833,723	108,548	(164,179)	-	2,778,092

OTHER
PROPERTIES	52,205	257	-	(145)	52,317
	18,450,217	595,844	(234,534)	(145)	18,811,382

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

6.	EXPLORATION PROPERTIES (continued)

	Turkey	Mexico	Yukon	Other	Total
	$	$	$	$	$
December 31, 2006	14,256,016	1,308,273	2,833,723	52,205	18,450,217
2007 expenditures:
Acquisition costs	2,124	-	-	145	2,269
Assaying & geochemical	67	16,337	3,840	112	20,356
Camp & field costs	5,007	-	231	-	5,238
Deposit modeling and
resource estimation	-	-	-	-	-
Drilling	-	142,313	-	-	142,313
Geophysics	28,217	-	(15,855)	-	12,362
Transportation	23,690	21,237	171	-	45,098
Wages, consulting and
management fees	111,650	81,897	118,610	-	312,157
Other	15,169	19,863	1,551	-	36,583
Recognition of future
income tax liability	19,468	-	-	-	19,468
	205,392	281,647	108,548	257	595,844
Exploration costs
written-off	-	-	-	(145)	(145)
Recoveries	(70,355)	-	(164,179)	-	(234,534)
	(70,355)	-	(164,179)	(145)	(234,679)
March 31, 2007	14,391,053	1,589,920	2,778,092	52,317	18,811,382

(a) Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties, respectively. Under the terms of the MOUs, the Company issued to TCAM a total of U.S. $500,000 in its common shares upon signing, allocated as 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

On April 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Agi Dagi and Kirazli properties prior to the Company completing its earn-in requirements. As a result of this election, the Company is deemed to have earned 100% of each project. The Company issued to TCAM 85,000 common shares on April 30, 2006 (10,000 for Agi Dagi and 75,000 for Kirazli) and because of the TCAM back-in election has no further obligation to issue additional shares to TCAM for these properties.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend approximately US$10,000,000 on Agi Dagi and US$5,000,000 on Kirazli by April 30, 2008, with at least 50% of each amount to be spent in the first year. TCAM also has been granted a 1% NSR on Agi Dagi and a 2% Net Smelter Return (“NSR”) on Kirazli. As at March 31, 2007, TCAM has advised they have completed expenditures totalling approximately US$6,975,000 and US$3,660,000 on Agi Dagi and Kirazli, respectively

TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting the expenditure commitment outlined above.

TCAM relinquishes its NSR royalty upon earning back an interest in a project. If TCAM completes an earn back on Agi Dagi or Kirazli, the Company will pay a production bonus to TCAM of US$10 per ounce of gold from the

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

6.	EXPLORATION PROPERTIES (continued)

originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of four newly designated properties governed by the Biga Properties MOU, called Pirentepe, Halilaga, TV Tower and Dedidagi. As a result of this election, the Company is deemed to have earned back 100% of each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn back expenditure.

To earn back a 60% interest in any one of these four properties, TCAM is required to spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, by November 30, 2009, with 50% or more required in year one. Upon back in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest in property by completing a feasibility study and completing other requirements. As at March 31, 2007, TCAM has spent approximately US$33,500, and US$939,800 on Pirentepe and Halilaga, respectively.

In addition, the Company acquired by way of auction two properties in Balikesir Province called the Samli Property and three properties in Canakkale Province, Turkey, at a cost of approximately $25,142.

(b) Mexico

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A de C.V (“Minera”), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties, located in the state of Jalisco. To earn its 100% interest the Company must spend a total of US$2.0 million over four years on exploration. A minimum of US$500,000 must be spent on an individual property for it to remain eligible for inclusion in the earn-in. Upon vesting, Minera will retain a 1.5% - 2% NSR, depending on the price of gold. As at March 31, 2007, the Company has spent a total of $1,566,087 on these properties.

Minera will retain a back-in right to each project, which must be exercised within 60 days of Fronteer expending US$2,000,000 on such project. Minera will also retain a 1.5% - 2% NSR, on each project which will be extinguished for a project if Minera earns back an interest.

Minera’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer’s expenditures on such project over three years, with a firm first-year work commitment of 25% of Fronteer’s expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% interest by arranging project financing, for a total 70% interest.

A finder’s fee of US$12,500 was due on closing and a further US$150,000 is payable once a property is put into production at a minimum of 80% plant design capacity. The Company has also staked additional ground in Mexico at a cost of $8,999, now referred to as the Agua Grande Property.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

6.	EXPLORATION PROPERTIES (continued)

(c) Wernecke Breccias, Yukon

On January 24, 2006, the Company and Rimfire Mineral Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”), to acquire mineral claims and a data set covering a large region of northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement’s area of interest (“AOI”). Newmont and NVI retain a total 2% NSR over the AOI. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest. The Company and Rimfire are in negotiations regarding an unincorporated joint venture whereby ongoing exploration expenses will be shared pro rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. During the three months ended March 31, 2007, the Company received $164,179 from Rimfire, which represented Rimfire’s share of the costs incurred in 2006 in excess of the $2 million earn-in amount.

7.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. As at March 31, 2007, there were 67,268,181 issued and outstanding common shares of the Company.

(a) Financing:

In March 2007, the Company completed a private placement financing, issuing a total of 4,100,000 common shares at a price of $14.75 per share for gross proceeds of $60,475,000. The offering had a 15% greenshoe option, allowing the Underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. On April 5, 2007, the Company was notified that the Underwriters’ would be purchasing 398,000 common shares under this greenshoe option for gross proceeds of $5,870,500 to the Company. The remaining greenshoe option expired on April 15, 2007. The Underwriters received a cash commission of 5% of gross proceeds.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

7.	SHARE CAPITAL (continued)

	(b)	Stock Option Plan:

The Company maintains a stock option plan (the “Plan”) whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board. As at March 31, 2007, the aggregate number of common shares reserved for issuance under the Plan was 7,500,000. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan. See also Note 10(c).

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Balance, December 31, 2006	3,849,100	$2.95
Options granted	785,000	13.75
Options exercised	(401,066)	1.53
Options expired	-	-
Outstanding, March 31, 2007	4,233,034	$5.09

Options exercisable at March 31, 2007 totalled 2,678,812 (December 31, 2006 – 3,154,101).

At March 31, 2007, the Company had incentive stock options issued to directors, officers, employees of and key consultants to the Company outstanding as follows:

		Weighted
		average
	Number of	remaining	Weighted average
	options	contractual	Exercise
Range of prices	outstanding	life	price
			$
$0.01 to $0.99	415,000	1.27 years	0.78
$1.00 to $1.99	1,423,000	2.50 years	1.25
$2.00 to $2.99	450,000	3.25 years	2.34
$3.00 to $3.99	30,000	3.50 years	3.26
$4.00 to $4.99	170,000	3.99 years	4.50
$5.00 to $5.99	25,000	4.38 years	5.09
$6.00 to $6.99	785,034	4.11 years	6.50
$10.00 to $10.99	250,000	4.73 years	10.16
$14.00 to $14.99	685,000	4.88 years	14.25
	4,233,034	3.84 years	5.09

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

7.	SHARE CAPITAL (continued)

	(c)	Stock-based compensation:

For the period ended March 31, 2007, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black- Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options. Exercise price and vesting dates may also vary.

For the three months ended March 31, 2007, the Company has capitalized a total of $10,692 of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $144,367 of stock-based compensation expense.

	(d)	Warrants:

During the three months ended March 31, 2007, 1,797,361 warrants with a weighted-average exercise price of $2.75 were exercised for gross proceeds of $4,942,743 to the Company. As at March 31, 2007, there were no outstanding share purchase warrants.

8.	RELATED PARTY TRANSACTIONS

	(a)	For the period ended March 31, 2007, the Company incurred $282 (2006 – $2,644) in legal fees to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

(b)

For the period ended March 31, 2007, the Company invoiced Aurora $191,577 for its share of office costs, employee wages and benefits. At March 31, 2007, the Company had a receivable due from Aurora of $64,703 (2006 - $243,543) relating to these expenditures.

In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

9.	SEGMENTED AND JOINT VENTURE INFORMATION

Geographical segmented information

The Company has three geographical segments: Canada, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Note 6. The net income (loss) relating to the operations in Canada, Mexico and Turkey totaled ($1,166,995), $117,454 and ($93,136) respectively for the period ended March 31, 2007.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

10.	SUBSEQUENT EVENTS

(a)

Subsequent to March 31, 2007, the Company increased its investment in LAT by purchasing an additional 900,000 common shares at a price of $0.45 per share, which increased it holdings to 6,210,000 common shares of LAT.

(b)

Subsequent to March 31, 2007, 191,500 stock options were exercised for gross proceeds of $267,270 to the Company and 200,000 stock options were granted to new employees at exercise prices ranging from $14.17 to $16.09, exercisable for a period of five years.

(c)

On May 2, 2007, at the Company’s Annual General Meeting, shareholders of the Company approved a new stock option plan setting the aggregate number of common shares reserved for issuance as 10% of the total issued and outstanding common shares of the Company. Prior stock option grants, which were also subject to shareholder approval, were also ratified.

CORPORATE INFORMATION

Corporate Head Office Vancouver
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.fronteergroup.com
Email: info@fronteergroup.com

Information Office Toronto
700 – 357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416-362-5556
Fax: 416-362-3331

Directors
Oliver Lennox-King, Chairman
Mark O’Dea
George Bell
Scott Hand
Lyle Hepburn
Donald McInnes
Jo Mark Zurel

Officers and Management
Mark O’Dea, President and Chief Executive Officer
Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Chris Lee, Chief Geoscientist

Legal Counsel
Goodman and Carr LLP
2300 – 200 King Street West
Toronto, Ontario M5H 3W5

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Registrar and Transfer Agent
Equity Transfer and Trust Company
400 – 200 University Avenue
Toronto, Ontario, M5H 4H1

Shares Quoted
Toronto Stock Exchange:             FRG
American Stock Exchange:           FRG

Capitalization
Issued capital:                                 67,857,681
Fully diluted:                                   72,065,881
As at May 11, 2007